SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS disclosures
Prudential plc 2022 results
International Financial Reporting Standards (IFRS) financial results

Consolidated income statement

	Note	2022 $m	2021 $m
Continuing operations:
Gross premiums earned	B1.3	23,344	24,217
Outward reinsurance premiums	B1.3	(1,943)	(1,844)
Earned premiums, net of reinsurance		21,401	22,373
Investment return	B1.3	(30,159)	3,486
Other income	B1.3	539	641
Total revenue, net of reinsurance		(8,219)	26,500
Benefits and claims	C3.2	17,997	(17,738)
Reinsurers' share of benefits and claims	C3.2	(6,168)	(971)
Movement in unallocated surplus of with-profits funds	C3.2	1,868	(202)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		13,697	(18,911)
Acquisition costs and other expenditure	B2	(3,880)	(4,560)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(200)	(328)
Gain (loss) attaching to corporate transactions	D1.1	55	(35)
Total charges net of reinsurance		9,672	(23,834)
Share of profit from joint ventures and associates, net of related tax		29	352
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,482	3,018
Tax charge attributable to policyholders' returns		(21)	(342)
Profit before tax attributable to shareholders' returns		1,461	2,676
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(475)	(804)
Remove tax charge attributable to policyholders' returns	B3.1	21	342
Tax charge attributable to shareholders' returns		(454)	(462)
Profit after tax from continuing operations	B1.4	1,007	2,214
Loss after tax from discontinued US operationsnote (ii)	D1.2	-	(5,027)
Profit (loss) for the year		1,007	(2,813)

Attributable to:
Equity holders of the Company:
From continuing operations	998	2,192
From discontinued US operations	-	(4,234)
	998	(2,042)

Non-controlling interests:
From continuing operations	9	22
From discontinued US operations	-	(793)
	9	(771)
Profit (loss) for the year	1,007	(2,813)

Earnings per share (in cents)	Note	2022	2021
Based on profit attributable to equity holders of the Company:
Basic	B4
Based on profit from continuing operations		36.5¢	83.4¢
Based on loss from discontinued US operationsnote (ii)		-¢	(161.1)¢
Total basic earnings per share		36.5¢	(77.7)¢
Diluted
Based on profit from continuing operations		36.5¢	83.4¢
Based on loss from discontinued US operationsnote (ii)		-¢	(161.1)¢
Total diluted earnings per share		36.5¢	(77.7)¢

Dividends per share (in cents)	Note	2022	2021
Dividends relating to reporting year:	B5
First interim dividend		5.74¢	5.37¢
Second interim dividend		13.04¢	11.86¢
Total relating to the reporting year		18.78¢	17.23¢
Dividends paid in reporting year:	B5
Current year first interim dividend		5.74¢	5.37¢
Second interim dividend for prior year		11.86¢	10.73¢
Total paid in the reporting year		17.60¢	16.10¢

Notes
(i)    This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.
(ii)   Discontinued operations for 2021 related to the US operations (Jackson) that were demerged from the Group in September 2021.

Consolidated statement of comprehensive income

	Note	2022 $m	2021 $m
Continuing operations:
Profit for the year		1,007	2,214
Other comprehensive (loss) income:
Exchange movements arising during the year		(541)	(180)
Valuation movements on retained interest in Jackson classified as available-for-sale securities:
Unrealised (loss) gain arising during the year		(125)	273
Deduct net gains included in the income statement on disposal		(62)	(23)
		(187)	250
Total items that may be reclassified subsequently to profit or loss		(728)	70
Total comprehensive income from continuing operations		279	2,284
Total comprehensive loss from discontinued US operations	D1.2	-	(7,068)
Total comprehensive income (loss) for the year		279	(4,784)

Attributable to:
Equity holders of the Company:
From continuing operations		280	2,277
From discontinued US operations		-	(6,283)
		280	(4,006)
Non-controlling interests:
From continuing operations		(1)	7
From discontinued US operations		-	(785)
		(1)	(778)
Total comprehensive income (loss) for the year		279	(4,784)

Consolidated statement of changes in equity

		Year ended 31 Dec 2022 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	998	-	-	998	9	1,007
Other comprehensive loss		-	-	-	(531)	(187)	(718)	(10)	(728)
Total comprehensive income (loss) for the year		-	-	998	(531)	(187)	280	(1)	279
Transactions with owners of the Company
Dividends	B5	-	-	(474)	-	-	(474)	(8)	(482)
Reserve movements in respect of share-based payments		-	-	24	-	-	24	-	24
Effect of transactions relating to non-controlling interests		-	-	49	-	-	49	-	49
New share capital subscribed	C8	-	(4)	-	-	-	(4)	-	(4)
Movement in own shares in respect of share-based payment plans		-	-	(3)	-	-	(3)	-	(3)
Net increase (decrease) in equity		-	(4)	594	(531)	(187)	(128)	(9)	(137)
Balance at 1 Jan		182	5,010	10,216	1,430	250	17,088	176	17,264
Balance at 31 Dec		182	5,006	10,810	899	63	16,960	167	17,127

		Year ended 31 Dec 2021 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	2,192	-	-	2,192	22	2,214
Other comprehensive (loss) income		-	-	-	(165)	250	85	(15)	70
Total comprehensive income (loss) from continuing operations		-	-	2,192	(165)	250	2,277	7	2,284
Total comprehensive (loss) income from discontinued US operations	D1.2	-	-	(4,234)	463	(2,512)	(6,283)	(785)	(7,068)
Total comprehensive (loss) income for the year		-	-	(2,042)	298	(2,262)	(4,006)	(778)	(4,784)
Transactions with owners of the Company
Demerger dividend in specie of Jackson	B5	-	-	(1,735)	-	-	(1,735)	-	(1,735)
Other dividends	B5	-	-	(421)	-	-	(421)	(9)	(430)
Reserve movements in respect of share-based payments		-	-	46	-	-	46	-	46
Effect of transactions relating to non-controlling interests*		-	-	(32)	-	-	(32)	(278)	(310)
New share capital subscribed	C8	9	2,373	-	-	-	2,382	-	2,382
Movement in own shares in respect of share-based payment plans		-	-	(24)	-	-	(24)	-	(24)
Net increase (decrease) in equity		9	2,373	(4,208)	298	(2,262)	(3,790)	(1,065)	(4,855)
Balance at 1 Jan		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
Balance at 31 Dec		182	5,010	10,216	1,430	250	17,088	176	17,264
*  The $(278) million in 2021 related to the derecognition of Athene's non-controlling interest upon the demerger of Jackson.

Consolidated statement of financial position

	Note	31 Dec 2022 $m	31 Dec 2021 $m
Assets
Goodwill	C4.1	890	907
Deferred acquisition costs and other intangible assets	C4.2	7,155	6,858
Property, plant and equipment		419	478
Reinsurers' share of insurance contract liabilities		2,807	9,753
Deferred tax assets	C7.2	310	266
Current tax recoverable	C7.1	18	20
Accrued investment income		1,135	1,171
Other debtors		1,694	1,779
Investment properties		37	38
Investments in joint ventures and associates accounted for using the equity method		1,915	2,183
Loans	C1	2,536	2,562
Equity securities and holdings in collective investment schemesnote	C1	57,679	61,601
Debt securitiesnote	C1	76,989	99,094
Derivative assets	C2.2	569	481
Deposits		6,275	4,741
Cash and cash equivalents		5,514	7,170
Total assets	C1	165,942	199,102

Equity
Shareholders' equity		16,960	17,088
Non-controlling interests		167	176
Total equity	C1	17,127	17,264

Liabilities
Insurance contract liabilities	C3.2	121,213	150,755
Investment contract liabilities with discretionary participation features	C3.2	309	346
Investment contract liabilities without discretionary participation features	C3.2	741	814
Unallocated surplus of with-profits funds	C3.2	3,495	5,384
Core structural borrowings of shareholder-financed businesses	C5.1	4,261	6,127
Operational borrowings	C5.2	815	861
Obligations under funding, securities lending and sale and repurchase agreements		582	223
Net asset value attributable to unit holders of consolidated investment funds		4,193	5,664
Deferred tax liabilities	C7.2	2,872	2,862
Current tax liabilities	C7.1	208	185
Accruals, deferred income and other creditors		8,777	7,983
Provisions		348	372
Derivative liabilities	C2.2	1,001	262
Total liabilities	C1	148,815	181,838
Total equity and liabilities	C1	165,942	199,102

Note
Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2022 are $1,571 million of lent securities and assets subject to repurchase agreements (31 December 2021: $854 million).

Consolidated statement of cash flows

	Note	2022 $m	2021 $m
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		1,482	3,018
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		22,374	(14,553)
Other non-investment and non-cash assets		6,429	2,658
Policyholder liabilities (including unallocated surplus of with-profits funds)	C3.2	(29,208)	9,095
Other liabilities (including operational borrowings)		15	16
Investment income and interest payments included in profit before tax		(4,037)	(3,738)
Operating cash items:
Interest receipts		2,689	2,328
Interest payments		(16)	(11)
Dividend receipts		1,523	1,480
Tax paid		(449)	(453)
Other non-cash items		276	438
Net cash flows from operating activitiesnote (i)		1,078	278
Cash flows from investing activities
Purchases of property, plant and equipment		(34)	(36)
Acquisition of business and intangiblesnote (ii)		(298)	(773)
Disposal of Jackson sharesnote (ii)		293	83
Net cash flows from investing activities		(39)	(726)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iii)	C5.1
Issuance of debt, net of costs		346	995
Redemption of debt		(2,075)	(1,250)
Interest paid		(204)	(314)
Payment of principal portion of lease liabilities		(101)	(118)
Equity capital:
Issues of ordinary share capital	C8	(4)	2,382
External dividends:
Dividends paid to equity holders of the Company	B5	(474)	(421)
Dividends paid to non-controlling interests		(8)	(9)
Net cash flows from financing activities		(2,520)	1,265
Net (decrease) increase in cash and cash equivalents from continuing operations		(1,481)	817
Net decrease in cash and cash equivalents from discontinued US operations	D1.2	-	(1,621)
Cash and cash equivalents at 1 Jan		7,170	8,018
Effect of exchange rate changes on cash and cash equivalents		(175)	(44)
Cash and cash equivalents at 31 Dec		5,514	7,170

Notes
(i)    Included in net cash flows from operating activities are dividends from joint ventures and associates of $112 million (2021: $175 million).
(ii)   Net cash flows from other investing activities include amounts paid for distribution rights and cash flows arising from the sale of subsidiaries, joint ventures and associates and investments that do not form part of the Group's operating activities.
(iii)  Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

		Cash movements $m		Non-cash movements $m
	Balance at 1 Jan $m	Issuance of debt	Redemption of debt	Foreign exchange movement	Demerger of Jackson	Other movements	Balance at 31 Dec $m
2022	6,127	346	(2,075)	(147)	-	10	4,261
2021	6,633	995	(1,250)	(13)	(250)	12	6,127

Notes to the financial statements

A    Basis of preparation

A1  Basis of preparation and exchange rates

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and in accordance with UK-adopted international accounting standards. At 31 December 2022, there were no unadopted standards effective for the year ended 31 December 2022 which had an impact on the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The Group accounting policies are the same as those applied for the year ended 31 December 2021 with the exception of the adoption of the new and amended IFRS Standards as described in note A2.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2022 but is derived from those accounts. The auditors have reported on the 2022 statutory accounts. Statutory accounts for 2021 have been delivered to the Registrar of Companies, and those for 2022 will be delivered following the Company's Annual General Meeting. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting
The Directors have made an assessment of going concern covering a period of at least 12 months from the date these consolidated financial statements and the parent company financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks and the mitigations available to address them, as well as the results of the Group's stress and scenario testing.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date these consolidated financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements and the parent company financial statements for the year ended 31 December 2022.

Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

USD : local currency	Closing rate at year end		Average rate for the year-to-date
	31 Dec 2022	31 Dec 2021	31 Dec 2022	31 Dec 2021
Chinese yuan (CNY)	6.95	6.37	6.73	6.45
Hong Kong dollar (HKD)	7.81	7.80	7.83	7.77
Indian rupee (INR)	82.73	74.34	78.63	73.94
Indonesian rupiah (IDR)	15,567.50	14,252.50	14,852.24	14,294.88
Malaysian ringgit (MYR)	4.41	4.17	4.40	4.15
Singapore dollar (SGD)	1.34	1.35	1.38	1.34
Taiwan dollar (TWD)	30.74	27.67	29.81	27.93
Thai baht (THB)	34.56	33.19	35.06	32.01
UK pound sterling (GBP)	0.83	0.74	0.81	0.73
Vietnamese dong (VND)	23,575.00	22,790.00	23,409.87	22,934.86

Certain notes to the consolidated financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position.

A2  New accounting pronouncements in 2022

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2022:

-      Amendments to IAS 37 'Onerous contracts - Cost of Fulfilling a Contract' issued in May 2020;
-      Annual Improvements to IFRS Standards 2018-2020 issued in May 2020;
-      Amendments to IAS 16 'Property, Plant and Equipment - Proceeds before Intended Use' issued in May 2020; and
-      Reference to the Conceptual Framework - Amendments to IFRS 3 'Business combination' issued in May 2020.

The adoption of these pronouncements has had no significant impact on the Group consolidated financial statements.

A3  IFRS 17 'Insurance Contracts' effective in 2023

IFRS 17 'Insurance Contracts' became effective on 1 January 2023 and replaces IFRS 4 'Insurance Contracts'. IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. IFRS 17 replaced this with a new measurement model that significantly changes the way insurance and reinsurance contracts are accounted for, albeit the scope of IFRS 17 and IFRS 4 is very similar. Therefore, nearly all of the Group's insurance and investment contracts with discretionary participation features accounted under IFRS 4 will be accounted for under IFRS 17. The transition date of the Group for IFRS 17 was 1 January 2022. The Group is adopting IFRS 17 on its mandatory effective date on 1 January 2023, alongside the adoption of IFRS 9.

IFRS 17 implementation programme
The requirements of the new standard are complex and require a fundamental change to accounting, presentation and disclosures for insurance contracts as well as the application of significant judgement and new estimation techniques. The implementation of this standard has involved significant enhancements to IT, actuarial and finance systems of the Group. The Group has been implementing IFRS 17 and IFRS 9 through a Group-wide implementation programme.

A Group-wide Steering Committee, chaired by the Group Chief Financial Officer, provides oversight and strategic direction to the implementation programme. Regular updates on progress are provided to the Group Audit Committee and during 2022 members of the Committee, as well as the Board, received training on the new requirements. Since the last Annual Report, the systems implementation has been completed and the transition impacts at 1 January 2022 have been calculated. The production of half year and full year 2022 comparatives using the IFRS 17 accounting standard is scheduled to be completed in the first half of 2023.

Overview of IFRS 17
IFRS 17 requires liabilities for insurance contracts to be measured as the total of:

-      fulfilment cash flows, comprising the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk; and
-      a contractual service margin (CSM) that is representing the deferral of any day-one gains arising on initial recognition.

Losses are recognised directly into the income statement. For measurement purposes, contracts are grouped together into contracts of similar risk, profitability profile and issue year, with further divisions for contracts that are managed separately.

The establishment of CSM on the Group's in-force business and transition approach
Transition refers to the determination of the opening balance sheet for the first year of comparative information presented under IFRS 17 (ie at 1 January 2022). The future cash flows and risk adjustment are measured on a current basis in the same manner as they would be calculated for subsequent measurement. The key component of transition is therefore the determination of the CSM.

The standard requires IFRS 17 to be applied retrospectively (the 'fully retrospective approach') unless impracticable. If a fully retrospective approach is impracticable there is an option to choose either a modified retrospective approach or a fair value approach. If reasonable and supportable information necessary to apply the modified retrospective approach is not available, the fair value approach must be applied. The Group applied all three approaches on transition, after taking into account the information that is available to be used for the different groups of contracts of the Group. The fair value approach is applied, in particular, where suitable historical information required to apply the retrospective transition approaches is no longer practicably available.

Profit for insurance contracts under IFRS 17
IFRS 17 introduces a new measure of insurance revenue, based on the delivery of services to policyholders and excluding any premiums related to the investment elements of policies, which will be significantly different from existing premium revenue measures, currently reported in the income statement.

Profit for insurance contracts under IFRS 17 is represented by the recognition of the services provided to policyholders in the period (release of the CSM), release from non-economic risk (release of risk adjustment) and the excess of the actual investment return in the period over the effect of the unwind of the rate used to discount the General Measurement Model liabilities, together with operating variances as appropriate. CSM is released in line with coverage units that are a measure of the quantity of benefits provided under a contract and the period over which coverage is provided.

The CSM is released as profit over the coverage period of the insurance contract, reflecting the delivery of services to the policyholder. Under IFRS 17 insurance contracts are measured under either the General Measurement Model (GMM), the Variable Fee Approach (VFA) for contracts with direct participating features or the simplified Premium Allocation Approach (PAA). The Group predominantly uses the VFA and GMM, depending on the specific characteristics of the insurance contracts. The Group makes very limited use of the PAA for some small portfolios of short duration contracts. Reinsurance contracts held are measured under the GMM.

We estimate that over two-thirds of the CSM at transition is calculated using the VFA and relates to the Group's with-profits products, the Group's flagship critical illness products in Hong Kong and unit-linked products with a low proportion of protection riders. The contracts calculated using the GMM, include the Group's non-profit protection business and unit-linked business with a high proportion of protection riders.

The fulfilment cash flows comprise the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk. The discount rate applied to derive the present value of future cash flows is determined on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts. The risk adjustment reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts, determined by the Group using a confidence level approach.

The fulfilment cash flows are updated each reporting date to reflect current conditions. For contracts with direct participating features which are accounted for under the VFA, the CSM represents the variable fee to shareholders and it is adjusted to reflect the effect of changes in economics as well as experience variances and/or assumptions changes that relate to future services. For contracts accounted for under GMM, the CSM is accreted using the locked-in discount rates and only adjusted to reflect the effect of non-economic experience variances and/or assumptions changes that relate to future services. The adjustments to the CSM are determined using the locked-in discount rates.

Expected impact on transition (1 January 2022)
The Group is adopting IFRS 17 retrospectively to its 2022 comparatives as required by the standard. As permitted by IFRS 9, the Group is not planning to restate the 2022 comparatives on initial application of IFRS 9 but the Group is taking advantage of the classification overlay for selected assets, principally to change the classification of certain debt securities, so that they are valued at amortised cost rather than at fair value under IAS 39, and certain loans, so that they are valued at fair value instead of the prior amortised cost valuation. Changes from IFRS 9 have an immaterial impact on the Group's financial statements.

The adoption of IFRS 17 and the IFRS 9 classification overlay are estimated to increase the Group shareholders' equity at 1 January 2022 to between $18.9 - $19.8 billion. This reflects the release of prudent margins from our legacy accounting basis, particularly in Hong Kong, recognition of the shareholders' share of the inherited estate within the with-profit funds and the net impact of timing differences in the pattern of profit recognition. The overall net impact of the IFRS 9 classification overlay at 1 January 2022 is insignificant given the vast majority of the Group's financial investments will continue to be carried at fair value through profit or loss under IFRS 9, as currently applied under IAS 39.

The Group is yet to complete production of its 2022 comparatives under the IFRS 17 accounting standard. In addition we continue to review our IFRS 17 accounting policies and approach to ensure they remain in line with market practice. Therefore the impacts discussed above are subject to change prior to finalisation of the Group's financial statements for the year ending 31 December 2023.

B    Earnings performance

B1  Analysis of performance by segment

B1.1 Segment results

		2022 $m	2021 $m		2022 vs 2021%
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Continuing operations:
CPL		368	343	329	7%	12%
Hong Kong		1,036	975	969	6%	7%
Indonesia		343	446	429	(23)%	(20)%
Malaysia		364	350	330	4%	10%
Singapore		678	663	646	2%	5%
Growth markets and othernote (ii)		1,057	932	880	13%	20%
Eastspring		260	314	299	(17)%	(13)%
Total segment profit		4,106	4,023	3,882	2%	6%
Other income and expenditure unallocated to a segment:
Net investment return and other items		39	21	21	86%	86%
Interest payable on core structural borrowings		(200)	(328)	(328)	39%	39%
Corporate expenditurenote (iii)		(276)	(298)	(280)	7%	1%
Total other income (expenditure)	B1.4	(437)	(605)	(587)	28%	26%
Restructuring and IFRS 17 implementation costsnote (iv)	B1.4	(294)	(185)	(178)	(59)%	(65)%
Adjusted operating profit	B1.2	3,375	3,233	3,117	4%	8%
Short-term fluctuations in investment returns on shareholder-backed businessnote (v)		(1,915)	(458)	(435)	(318)%	(340)%
Amortisation of acquisition accounting adjustments		(10)	(5)	(5)	(100)%	(100)%
Gain (loss) attaching to corporate transactions	D1.1	11	(94)	(91)	n/a	n/a
Profit before tax attributable to shareholders		1,461	2,676	2,586	(45)%	(44)%
Tax charge attributable to shareholders' returns	B3	(454)	(462)	(443)	2%	(2)%
Profit from continuing operations		1,007	2,214	2,143	(55)%	(53)%
Loss from discontinued US operations	D1.2	-	(5,027)	(5,027)	n/a	n/a
Profit (loss) for the year		1,007	(2,813)	(2,884)	-	-

Attributable to:
Equity holders of the Company
From continuing operations		998	2,192	2,121	(54)%	(53)%
From discontinued US operations		-	(4,234)	(4,234)	n/a	n/a
		998	(2,042)	(2,113)	n/a	n/a
Non-controlling interests
From continuing operations		9	22	22	n/a	n/a
From discontinued US operations		-	(793)	(793)	n/a	n/a
		9	(771)	(771)	n/a	n/a
Profit (loss) for the year		1,007	(2,813)	(2,884)	n/a	n/a

Basic earnings per share (in cents)		2022	2021		2022 vs 2021%
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest, from continuing operations	B4	100.5¢	101.5¢	97.7¢	(1)%	3%
Based on profit from continuing operations, net of non-controlling interest	B4	36.5¢	83.4¢	80.6¢	(56)%	(55)%
Based on loss from discontinued US operations, net of non-controlling interest	B4	-¢	(161.1)¢	(161.2)¢	n/a	n/a

Notes
(i)    Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)   Adjusted operating profit for growth markets and other includes other items of $211 million (2021: $217 million on an AER basis; $208 million on a CER basis) which in 2022 primarily included the impact of the adoption of the Risk-Based Capital regime in Hong Kong (as discussed further in note C3.2) partially offset by corporate taxes for life joint ventures and associates.
(iii)  Corporate expenditure as shown above is for head office functions.
(iv)  Restructuring and IFRS 17 implementation costs include those incurred in insurance and asset management operations of $(137) million (2021: $(101) million on an AER basis), largely comprising the costs of Group-wide projects including the implementation of IFRS 17, reorganisation programmes and initial costs of establishing new business initiatives and operations.
(v)   In general, the short-term fluctuations reflect the value movements on shareholders' assets and policyholder liabilities (net of reinsurance) arising from market movements in the year. In 2022, rising interest rates and widening credit spreads across a number of the Group's life insurance markets led to unrealised bond losses which more than offset the impact of higher discount rates on policyholder liabilities. The interest rates rises in 2022 were more substantial than that seen in 2021. Short-term fluctuations also reflect losses on equities backing shareholder-backed business following market movements in 2022 (2021: equity gains) and the impact of refinements to the reserving basis in Hong Kong following the adoption of the Risk-Based Capital regime (as discussed further in note C3.2).

B1.2 Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information. Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Chief Executive Officer. Performance measures for insurance operations are analysed by geographical areas for the larger business units of CPL, Hong Kong, Indonesia, Malaysia and Singapore, with Eastspring, the asset management business, also analysed separately. CPL is managed jointly with CITIC, a Chinese state-owned conglomerate. All other Asia and Africa insurance operations are included in the 'Growth markets and other' segment alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the period.

Operations and transactions which do not form part of any business unit are reported as 'Unallocated to a segment' and generally comprise head office functions, as presented in the additional segmental analysis in note B1.4.

Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year as follows:

-   Short-term fluctuations in investment returns on shareholder-backed business;
-   Amortisation of acquisition accounting adjustments arising on the purchase of business; and
-   Gain or loss on corporate transactions.

Determination of adjusted operating profit for investment and liability movements
With-profits business
For with-profits business in Hong Kong, Singapore and Malaysia, the adjusted operating profit reflects the shareholders' share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted operating profit.

Assets and liabilities held within unit-linked funds
The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflects the current year value movements in both the unit liabilities and the backing assets, which offset one another.

Other shareholder-backed long-term insurance business
In the case of other shareholder-financed business, the measurement of adjusted operating profit reflects that, for the long-term insurance business, assets and liabilities are held for the longer term. For this business the Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed businesses.

(a) Policyholder liabilities that are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis. Taiwan and India apply US GAAP, whose policyholder liabilities are not sensitive to market movements as they are locked in at policy inception.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted operating profit reflects longer-term market returns.

For certain non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted operating profit reflects the asset share feature that is calculated assuming a longer-term return assumption rather than volatile movements that would otherwise be reflected if the IFRS balance sheet reserving basis was applied.

For other types of non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted operating profit. This ensures assets and liabilities are reflected on a consistent basis.

(b) Assets backing other shareholder-backed long-term insurance business
Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the year (interest/dividend income) and longer-term capital returns, determined for debt and equity-type securities on the basis described below. The difference between the actual investment returns in the reporting period and the longer-term investment returns is recognised within short-term fluctuations in investment returns.

Debt securities and loans
As a general principle, for debt securities and loans, the longer-term investment returns comprise the interest receivable for the year and the amortisation of interest-related realised gains and losses to the date when sold securities would have otherwise matured (or a suitable proxy for this period). All unrealised gains and losses are treated as a component of short-term investment fluctuations. Consideration is given to the need to recognise an expected longer-term level of defaults for the securities within the longer-term investment returns, based on past performance and having regard to the credit quality of the portfolio, with any difference with actual credit-related realised losses arising in the year being included in short-term fluctuations. If, under this analysis, realised gains and losses are principally considered to be interest related with no significant credit-related losses based on past performance, then all realised gains and losses to date for these operations are treated as interest related and amortised to adjusted operating profit over the period to the date those securities would otherwise have matured and no separate charge to longer-term investment returns for credit defaults is made.

For Group debt securities at 31 December 2022, the level of interest-related realised gains and losses on previously sold bonds that had yet to be amortised to adjusted operating profit from short-term investment fluctuations was a net loss of $(98) million (2021: net gain of $515 million).

Equity-type securities
For equity-type securities that comprise both the Group's investments in direct equities and all of its collective investment scheme holdings, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of the securities within this category.

For insurance operations, investments in equity-type securities held for non-linked shareholder-backed business amounted to $7,089 million as at 31 December 2022 (31 December 2021: $6,073 million). For Group's investments in direct equities, the longer-term rates of return applied in 2022 ranged from 8.7 per cent to 16.9 per cent (2021: 7.3 per cent to 16.9 per cent). For Group's collective investment scheme holdings, the longer-term rates of return applied ranged from 3.5 per cent to 10.7 per cent (2021: 3.6 per cent to 11.0 per cent) representing the range across business units of the weighted average expected longer-term return rates determined by reference to the underlying asset mix of the funds for each business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit.

The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other insurance operations described above.

Derivative value movements
Generally, derivative value movements are excluded from adjusted operating profit. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted operating profit.

Other non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements. Generally, realised gains and losses are included in adjusted operating profit with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted operating profit over a time period that reflects the underlying economic substance of the arrangements.

B1.3 Revenue

	2022 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimination	Total segment	Unallocated to a segment	Total
Gross premiums earned	8,792	1,590	1,843	6,540	4,579	-	-	23,344	-	23,344
Outward reinsurance premiums	(1,494)	(34)	(58)	(299)	(58)	-	-	(1,943)	-	(1,943)
Earned premiums, net of reinsurance	7,298	1,556	1,785	6,241	4,521	-	-	21,401	-	21,401
Other incomenote (ii)	65	12	-	15	116	330	-	538	1	539
Total external revenue	7,363	1,568	1,785	6,256	4,637	330	-	21,939	1	21,940
Intra-group revenue	-	-	-	-	1	199	(200)	-	-	-
Interest incomenote B1.3(b)	996	83	217	744	628	4	-	2,672	50	2,722
Dividend and other investment income	689	77	183	576	107	1	-	1,633	25	1,658
Investment appreciation (depreciation)	(23,704)	(70)	(365)	(7,498)	(2,876)	(21)	-	(34,534)	(5)	(34,539)
Total revenue, net of reinsurance	(14,656)	1,658	1,820	78	2,497	513	(200)	(8,290)	71	(8,219)

	2021 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimination	Total segment	Unallocated to a segment	Total
Gross premiums earned	10,032	1,724	1,900	6,246	4,315	-	-	24,217	-	24,217
Outward reinsurance premiums	(1,557)	(43)	(47)	(137)	(60)	-	-	(1,844)	-	(1,844)
Earned premiums, net of reinsurance	8,475	1,681	1,853	6,109	4,255	-	-	22,373	-	22,373
Other incomenote (ii)	52	12	-	22	117	437	-	640	1	641
Total external revenue	8,527	1,693	1,853	6,131	4,372	437	-	23,013	1	23,014
Intra-group revenue	-	-	-	-	1	217	(218)	-	-	-
Interest incomenote B1.3(b)	934	87	220	707	618	3	-	2,569	1	2,570
Dividend and other investment income	679	74	160	506	86	-	-	1,505	19	1,524
Investment appreciation (depreciation)	57	34	(300)	(29)	(361)	8	-	(591)	(17)	(608)
Total revenue, net of reinsurance	10,197	1,888	1,933	7,315	4,716	665	(218)	26,496	4	26,500

Notes
(i)    CPL, Prudential's life business in the Chinese Mainland, is a joint venture with CITIC and is accounted for using the equity method under IFRS. The Group's share of its results is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of CPL (Prudential's share) in 2022 is $2,948 million (2021: $3,052 million).
(ii)   Other income comprises income from external customers and consists primarily of revenue from the Group's asset management business of $330 million (2021: $437 million). The remaining other income consists primarily of policy fee revenue from external customers and asset management rebate revenue from external fund managers. Also included in other income is fee income on financial instruments that are not held at FVTPL of $2 million (2021: $1 million).

B1.4 Additional segmental analysis of profit after tax

	2022 $m	2021 $m
CPL	(144)	278
Hong Kong	(211)	1,068
Indonesia	243	362
Malaysia	252	265
Singapore	406	394
Growth markets and othernote (i)	881	434
Eastspring	234	284
Total segment	1,661	3,085
Unallocated to a segment (central operations)note (ii)	(654)	(871)
Total profit after tax	1,007	2,214

Notes
(i)    The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the year, in line with the presentation used by management when assessing the performance of the underlying segments internally.
(ii)   Comprising other income and expenditure of $(437) million (2021: $(605) million) attributable to the head office functions, $(294) million (2021: $(185) million) of restructuring and IFRS 17 implementation costs, $19 million (2021: $(25) million) of short-term fluctuations on investment returns in central operations, $62 million (2021: $(35) million) of corporate transactions and related tax of $(4) million (2021: $(21) million).

B2  Acquisition costs and other expenditure

	2022 $m	2021 $m
Acquisition costs incurred for insurance policies	(2,325)	(2,089)
Acquisition costs deferred	1,002	848
Amortisation of acquisition costs	(475)	(343)
Administration costs and other expenditure (net of other reinsurance commission)	(3,100)	(3,128)
Movements in amounts attributable to external unit holders of consolidated investment funds	1,018	152
Total acquisition costs and other expenditure	(3,880)	(4,560)

B3  Tax charge

B3.1 Total tax charge by nature

The total tax charge in the income statement is as follows:

	2022 $m	2021 $m
Attributable to shareholders:
Hong Kong	(52)	(40)
Indonesia	(60)	(74)
Malaysia	(90)	(71)
Singapore	(78)	(67)
Growth markets and other	(144)	(159)
Eastspring	(26)	(30)
Total segment	(450)	(441)
Unallocated to a segment (central operations)	(4)	(21)
Tax charge attributable to shareholders	(454)	(462)
Attributable to policyholders:
Hong Kong	(56)	(79)
Indonesia	(5)	4
Malaysia	-	(2)
Singapore	44	(261)
Growth markets and other	(4)	(4)
Tax charge attributable to policyholders	(21)	(342)
Total tax charge	(475)	(804)

Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax charge attributable to policyholders of $(21) million (2021: $(342) million) above is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses and movement in unallocated surpluses on a post-tax basis. The reduction in the tax charge attributable to policyholders results from the deferred tax impact of policyholder liability movements caused by adverse market movements in 2022, primarily in Singapore.

B3.2 Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the period. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result.

	2022		2021
	Tax attributable to shareholders	Percentage impact on ETR	Tax attributable to shareholders	Percentage impact on ETR
	$m	%	$m	%
Adjusted operating profit	3,375		3,233
Non-operating resultnote (i)	(1,914)		(557)
Profit before tax	1,461		2,676
Tax charge at the expected rate	(287)	20%	(539)	20%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary ratesnote (ii)	61	(4)%	63	(2)%
Deductions and losses not allowable for tax purposesnote (iii)	(196)	13%	(92)	3%
Items related to taxation of life insurance businessesnote (iv)	108	(7)%	177	(7)%
Deferred tax adjustments including unrecognised tax lossesnote (v)	(45)	3%	(111)	4%
Effect of results of joint ventures and associatesnote (vi)	3	0%	80	(3)%
Irrecoverable withholding taxesnote (vii)	(55)	4%	(60)	2%
Other	(15)	0%	(8)	1%
Total (charge) credit on recurring items	(139)	9%	49	(2)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	0%	(11)	0%
Movements in provisions for open tax mattersnote (viii)	(40)	3%	47	(2)%
Impact of changes in local statutory tax rates	-	0%	6	0%
Adjustments in relation to business disposals and corporate transactions	11	(1)%	(14)	1%
Total (charge) credit on non-recurring items	(28)	2%	28	(1)%
Total actual tax charge	(454)	31%	(462)	17%
Analysed into:
Tax charge on adjusted operating profit	(614)		(548)
Tax credit on non-operating resultnote (i)	160		86
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling itemsnote (ix)	18%		17%
Excluding non-recurring tax reconciling items	17%		18%
Total profitnote (ix)	31%		17%

Notes
(i)    'Non-operating result' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments. The tax charge on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.
(ii)   Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income in Malaysia and Singapore.
(iii)  Deductions and losses not allowable for tax purposes primarily relates to non-deductible investment losses in Growth markets.
(iv)  Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(v)   The unrecognised tax losses reconciling amount reflects losses arising where it is unlikely that relief for the losses will be available in future years.
(vi)  Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(vii) The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.
(viii) The statement of financial position contains the following provisions in relation to open tax matters:

2022 $m
Balance at 1 Jan	(42)
Movements in the current year included in tax charge attributable to shareholders	(40)
Other movements (including interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax)	3
Balance at 31 Dec	(79)

(ix)  The actual tax rates of the relevant business operations are shown below:

	2022%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	6%	20%	26%	16%	24%	10%	(1)%	18%
Tax rate on profit before tax	(33)%	20%	26%	16%	14%	10%	(1)%	31%

	2021%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	5%	17%	21%	15%	22%	10%	(3)%	17%
Tax rate on profit before tax	4%	17%	21%	15%	27%	10%	(2)%	17%

B4  Earnings per share

	2022
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	3,375	(614)	(11)	2,750	100.5¢	100.5¢
Short-term fluctuations in investment returns on shareholder-backed business	(1,915)	155	2	(1,758)	(64.3)¢	(64.3)¢
Amortisation of acquisition accounting adjustments	(10)	-	-	(10)	(0.4)¢	(0.4)¢
Gain attaching to corporate transactions	11	5	-	16	0.7¢	0.7¢
Based on profit for the year	1,461	(454)	(9)	998	36.5¢	36.5¢

	2021
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	3,233	(548)	(17)	2,668	101.5¢	101.5¢
Short-term fluctuations in investment returns on shareholder-backed business	(458)	81	(5)	(382)	(14.5)¢	(14.5)¢
Amortisation of acquisition accounting adjustments	(5)	-	-	(5)	(0.2)¢	(0.2)¢
Loss attaching to corporate transactions	(94)	5	-	(89)	(3.4)¢	(3.4)¢
Based on profit from continuing operations	2,676	(462)	(22)	2,192	83.4¢	83.4¢
Based on loss from discontinued US operations				(4,234)	(161.1)¢	(161.1)¢
Based on loss for the year				(2,042)	(77.7)¢	(77.7)¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, is set out as below:

Number of shares (in millions)	2022	2021
Weighted average number of shares for calculation of basic earnings per share	2,736	2,628
Shares under option at end of year	1	2
Shares that would have been issued at fair value on assumed option price at end of year	(1)	(2)
Weighted average number of shares for calculation of diluted earnings per share	2,736	2,628

B5  Dividends

	2022		2021
	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:
First interim dividend	5.74¢	154	5.37¢	140
Second interim dividend	13.04¢	359	11.86¢	326
Total relating to reporting year	18.78¢	513	17.23¢	466
Dividends paid in reporting year:
Current year first interim dividend	5.74¢	154	5.37¢	138
Second interim dividend for prior year	11.86¢	320	10.73¢	283
Total paid in reporting year	17.60¢	474	16.10¢	421

First and second interim dividends are recorded in the period in which they are paid. In addition to the dividends shown in the table above, on 13 September 2021, following approval by the Group's shareholders, Prudential plc demerged its US operations (Jackson) via a dividend in specie of $1,735 million.

Dividend per share
The 2022 first interim dividend of 5.74 cents per ordinary share was paid to eligible shareholders on 27 September 2022.

On 15 May 2023, Prudential will pay a second interim dividend of 13.04 cents per ordinary share for the year ended 31 December 2022. The second interim dividend will be paid to shareholders included on the UK register at 5.00pm (Greenwich Mean Time) and to shareholders on the HK branch register at 4.30pm (Hong Kong Time) on 24 March 2023 (Record Date), and also to the Holders of US American Depositary Receipts (ADRs) as at 24 March 2023. The second interim dividend will be paid on or about 22 May 2023 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or HK registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or HK share registrar on or before 19 April 2023. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 27 April 2023. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Holders of ADRs will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through CDP in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    Financial position

C1  Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 31 December 2022 were $1,152 million (31 December 2021: $1,130 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	31 Dec 2022 $m
	Asia and Africa
	Insurance
	With-profits	Unit-linked	Other	Eastspring	Elimina- tions	Total	Unallo- cated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)	note (i)	note (i)
Debt securitiesnote (ii)
Sovereign debt
Indonesia	482	589	483	3	-	1,557	-	-	1,557
Singapore	3,240	507	917	67	-	4,731	-	-	4,731
Thailand	-	-	1,456	-	-	1,456	-	-	1,456
United Kingdom	-	4	-	-	-	4	-	-	4
United States	19,983	54	1,854	-	-	21,891	-	-	21,891
Vietnam	1	12	2,397	-	-	2,410	-	-	2,410
Other (predominantly Asia)	2,041	646	3,288	27	-	6,002	-	-	6,002
Subtotal	25,747	1,812	10,395	97	-	38,051	-	-	38,051
Other government bonds
AAA	1,480	85	108	-	-	1,673	-	-	1,673
AA+ to AA-	105	21	27	-	-	153	-	-	153
A+ to A-	746	139	248	-	-	1,133	-	-	1,133
BBB+ to BBB-	292	77	134	-	-	503	-	-	503
Below BBB- and unrated	227	22	323	-	-	572	-	-	572
Subtotal	2,850	344	840	-	-	4,034	-	-	4,034
Corporate bonds
AAA	996	181	362	-	-	1,539	-	-	1,539
AA+ to AA-	1,951	385	1,556	-	-	3,892	-	-	3,892
A+ to A-	7,230	524	4,348	-	-	12,102	-	-	12,102
BBB+ to BBB-	7,885	1,325	3,974	1	-	13,185	-	-	13,185
Below BBB- and unrated	2,090	444	1,282	-	-	3,816	-	-	3,816
Subtotal	20,152	2,859	11,522	1	-	34,534	-	-	34,534
Asset-backed securities
AAA	168	5	126	-	-	299	-	-	299
AA+ to AA-	6	1	3	-	-	10	-	-	10
A+ to A-	20	-	14	-	-	34	-	-	34
BBB+ to BBB-	14	-	9	-	-	23	-	-	23
Below BBB- and unrated	2	1	1	-	-	4	-	-	4
Subtotal	210	7	153	-	-	370	-	-	370
Total debt securities	48,959	5,022	22,910	98	-	76,989	-	-	76,989
Loans
Mortgage loans	-	-	140	-	-	140	-	-	140
Policy loans	1,498	-	422	-	-	1,920	-	-	1,920
Other loans	472	-	4	-	-	476	-	-	476
Total loans	1,970	-	566	-	-	2,536	-	-	2,536
Equity securities and holdings in collective investment schemes
Direct equities	13,063	11,379	2,139	61	-	26,642	266	-	26,908
Collective investment schemes	19,057	6,760	4,950	2	-	30,769	2	-	30,771
Total equity securities and holdings in collective investment schemes	32,120	18,139	7,089	63	-	57,411	268	-	57,679
Other financial investmentsnote (iii)	1,793	379	2,816	107	-	5,095	1,749	-	6,844
Total financial investments	84,842	23,540	33,381	268	-	142,031	2,017	-	144,048
Investment properties	-	-	37	-	-	37	-	-	37
Investments in joint ventures and associates accounted for using the equity method	-	-	1,601	314	-	1,915	-	-	1,915
Cash and cash equivalents	1,038	749	1,791	127	-	3,705	1,809	-	5,514
Reinsurers' share of insurance contract liabilities	145	-	2,662	-	-	2,807	-	-	2,807
Other assets	1,156	154	9,665	713	(67)	11,621	3,409	(3,409)	11,621
Total assets	87,181	24,443	49,137	1,422	(67)	162,116	7,235	(3,409)	165,942

Shareholders' equity	-	-	14,407	1,058	-	15,465	1,495	-	16,960
Non-controlling interests	-	-	43	124	-	167	-	-	167
Total equity	-	-	14,450	1,182	-	15,632	1,495	-	17,127

Contract liabilities and unallocated surplus of with-profits funds	77,687	22,842	25,229	-	-	125,758	-	-	125,758
Core structural borrowings	-	-	-	-	-	-	4,261	-	4,261
Operational borrowings	118	-	86	15	-	219	596	-	815
Other liabilities	9,376	1,601	9,372	225	(67)	20,507	883	(3,409)	17,981
Total liabilities	87,181	24,443	34,687	240	(67)	146,484	5,740	(3,409)	148,815
Total equity and liabilities	87,181	24,443	49,137	1,422	(67)	162,116	7,235	(3,409)	165,942

	31 Dec 2021 $m
	Asia and Africa
	Insurance
	With-profits	Unit-linked	Other	Eastspring	Elimina- tions	Total	Unallo- cated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)	note (i)	note (i)
Debt securitiesnote (ii)
Sovereign debt
Indonesia	414	598	609	11	-	1,632	-	-	1,632
Singapore	3,684	550	1,068	126	-	5,428	-	-	5,428
Thailand	-	-	1,577	3	-	1,580	-	-	1,580
United Kingdom	-	7	-	-	-	7	226	-	233
United States	28,552	47	3,525	-	-	32,124	-	-	32,124
Vietnam	-	20	3,022	-	-	3,042	-	-	3,042
Other (predominantly Asia)	2,030	720	4,001	21	-	6,772	-	-	6,772
Subtotal	34,680	1,942	13,802	161	-	50,585	226	-	50,811
Other government bonds						-
AAA	1,472	86	246	-	-	1,804	-	-	1,804
AA+ to AA-	45	2	12	-	-	59	-	-	59
A+ to A-	667	119	304	-	-	1,090	-	-	1,090
BBB+ to BBB-	121	16	116	-	-	253	-	-	253
Below BBB- and unrated	204	15	450	-	-	669	-	-	669
Subtotal	2,509	238	1,128	-	-	3,875	-	-	3,875
Corporate bonds						-
AAA	1,222	236	411	-	-	1,869	-	-	1,869
AA+ to AA-	2,203	359	1,858	-	-	4,420	-	-	4,420
A+ to A-	9,046	675	5,294	-	-	15,015	-	-	15,015
BBB+ to BBB-	9,523	1,711	5,105	-	-	16,339	-	-	16,339
Below BBB- and unrated	4,009	678	1,827	-	-	6,514	-	-	6,514
Subtotal	26,003	3,659	14,495	-	-	44,157	-	-	44,157
Asset-backed securities						-
AAA	88	6	74	-	-	168	-	-	168
AA+ to AA-	6	1	4	-	-	11	-	-	11
A+ to A-	26	-	17	-	-	43	-	-	43
BBB+ to BBB-	15	-	9	-	-	24	-	-	24
Below BBB- and unrated	2	2	1	-	-	5	-	-	5
Subtotal	137	9	105	-	-	251	-	-	251
Total debt securities	63,329	5,848	29,530	161	-	98,868	226	-	99,094
Loans						-
Mortgage loans	-	-	150	-	-	150	-	-	150
Policy loans	1,365	-	368	-	-	1,733	-	-	1,733
Other loans	668	-	11	-	-	679	-	-	679
Total loans	2,033	-	529	-	-	2,562	-	-	2,562
Equity securities and holdings in collective investment schemes
Direct equities	10,290	12,812	2,286	84	-	25,472	683	-	26,155
Collective investment schemes	23,950	7,704	3,787	3	-	35,444	2	-	35,446
Total equity securities and holdings in collective investment schemes	34,240	20,516	6,073	87	-	60,916	685	-	61,601
Other financial investmentsnote (iii)	1,561	149	2,318	106	-	4,134	1,088	-	5,222
Total financial investments	101,163	26,513	38,450	354	-	166,480	1,999	-	168,479
Investment properties	-	-	38	-	-	38	-	-	38
Investments in joint ventures and associates accounted for using the equity method	-	-	1,878	305	-	2,183	-	-	2,183
Cash and cash equivalents	905	911	1,444	181	-	3,441	3,729	-	7,170
Reinsurers' share of insurance contract liabilities	225	-	9,528	-	-	9,753	-	-	9,753
Other assets	1,184	166	9,191	759	(51)	11,249	3,608	(3,378)	11,479
Total assets	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102
						-
Shareholders' equity	-	-	14,289	1,120	-	15,409	1,679	-	17,088
Non-controlling interests	-	-	45	131	-	176	-	-	176
Total equity	-	-	14,334	1,251	-	15,585	1,679	-	17,264

Contract liabilities and unallocated surplus of with-profits funds	94,002	25,651	37,646	-	-	157,299	-	-	157,299
Core structural borrowings	-	-	-	-	-	-	6,127	-	6,127
Operational borrowings	142	-	106	18	-	266	595	-	861
Other liabilities	9,333	1,939	8,443	330	(51)	19,994	935	(3,378)	17,551
Total liabilities	103,477	27,590	46,195	348	(51)	177,559	7,657	(3,378)	181,838
Total equity and liabilities	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102
Notes
(i)    'With-profits' comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Unit-linked' comprises the assets and liabilities held in the unit-linked funds. 'Other' includes assets and liabilities of other participating business and other non-linked shareholder-backed business.
(ii)   Of the Group's debt securities, the following amounts were held by the consolidated investment funds.

	31 Dec 2022 $m	31 Dec 2021 $m
Debt securities held by consolidated investment funds	11,899	15,076

(iii)  Other financial investments comprise derivative assets and deposits.

C2  Fair value measurement

C2.1 Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2 Fair value measurement hierarchy of Group assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $266 million of financial assets classified as available-for-sale at 31 December 2022 (31 December 2021: $909 million), all of which (31 December 2021: $683 million) related to the Group's retained interest in Jackson's equity securities. All assets and liabilities held at fair value are measured on a recurring basis. As of 31 December 2022, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	31 Dec 2022 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (i)	note (ii)
Loans	-	447	3	450
Equity securities and holdings in collective investment schemes	49,725	7,130	824	57,679
Debt securities	57,215	19,736	38	76,989
Derivative assets	82	487	-	569
Derivative liabilities	(778)	(223)	-	(1,001)
Total financial investments, net of derivative liabilities	106,244	27,577	865	134,686
Investment contract liabilities without discretionary participation features	-	(741)	-	(741)
Net asset value attributable to unit holders of consolidated investment funds	(4,193)	-	-	(4,193)
Total financial instruments at fair value	102,051	26,836	865	129,752
Percentage of total (%)	78%	21%	1%	100%

Analysed by business type:
Financial investments net of derivative liabilities, at fair value
With-profits	65,880	14,605	748	81,233
Unit-linked	21,319	1,851	4	23,174
Non-linked shareholder-backed business	19,045	11,121	113	30,279
Total financial investments net of derivative liabilities, at fair value	106,244	27,577	865	134,686
Percentage of total (%)	78%	21%	1%	100%

Total financial investments net of derivative liabilities, at fair value	106,244	27,577	865	134,686
Other financial liabilities at fair value	(4,193)	(741)	-	(4,934)
Total financial instruments at fair value	102,051	26,836	865	129,752

	31 Dec 2021 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (i)	note (ii)
Loans	-	616	5	621
Equity securities and holdings in collective investment schemes	54,107	6,917	577	61,601
Debt securities	76,049	22,987	58	99,094
Derivative assets	359	122	-	481
Derivative liabilities	(146)	(116)	-	(262)
Total financial investments, net of derivative liabilities	130,369	30,526	640	161,535
Investment contract liabilities without discretionary participation features	-	(814)	-	(814)
Net asset value attributable to unit holders of consolidated investment funds	(5,618)	(46)	-	(5,664)
Total financial instruments at fair value	124,751	29,666	640	155,057
Percentage of total (%)	81%	19%	0%	100%

Analysed by business type:
Financial investments net of derivative liabilities, at fair value
With-profits	82,489	15,438	506	98,433
Unit-linked	24,024	2,343	5	26,372
Non-linked shareholder-backed business	23,856	12,745	129	36,730
Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Percentage of total (%)	81%	19%	0%	100%

Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Other financial liabilities at fair value	(5,618)	(860)	-	(6,478)
Total financial instruments at fair value	124,751	29,666	640	155,057

Notes
(i)    Of the total level 2 debt securities of $19,736 million at 31 December 2022 (31 December 2021: $22,987 million), $37 million (31 December 2021: $24 million) are valued internally.
(ii)   At 31 December 2022, the Group held $865 million (31 December 2021: $640 million) of net financial instruments at fair value within level 3. This represents less than 1 per cent of the total fair-valued financial assets, net of financial liabilities, for both years and comprises the following items:

-      Equity securities and holdings in collective investment schemes of $824 million (31 December 2021: $557 million) consisting primarily of property and infrastructure funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (31 December 2021: $1 million) are internally valued, representing less than 0.1 per cent for all periods of the total fair-valued financial assets net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and
-      Other sundry individual financial instruments of a net asset of $41 million (31 December 2021: net asset of $63 million).

Of the net financial instruments of $865 million at 31 December 2022 (31 December 2021: $640 million) referred to above:

-   A net asset of $752 million (31 December 2021: $511 million) is held by the Group's with-profits and unit-linked funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and
-   A net asset of $113 million (31 December 2021: $129 million) is held to support non-linked shareholder-backed business, of which $111 million (31 December 2021: $112 million) are primarily private equity investments and corporate bonds externally valued using the net asset value of the invested entities and external prices adjusted to reflect the specific known conditions relating to these bonds (eg distressed securities) and are therefore inherently less subjective than internal valuations. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(11) million (31 December 2021: $(13) million), which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

C3  Policyholder liabilities and unallocated surplus

C3.1   Policyholder liabilities and unallocated surplus by business type

(a)    Movement in policyholder liabilities and unallocated surplus of with-profits funds
The items below represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed for the insurance operations of the Group. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items are shown gross of external reinsurance.

	With-	Shareholder-backed business		Total
	profits business	Unit-linked liabilities	Other business
	$m	$m	$m	$m
At 1 Jan 2021	86,410	32,506	46,639	165,555
Comprising:
- Policyholder liabilities on the balance sheet
(excludes $296,513 million from discontinued US operations)	81,193	25,433	38,107	144,733
- Unallocated surplus of with-profits funds on the balance sheetnote (i)	5,217	-	-	5,217
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	-	7,073	8,532	15,605
Premiums:note (iii)
New business	1,990	3,038	2,172	7,200
In-force	7,096	2,406	5,286	14,788
	9,086	5,444	7,458	21,988
Surrendersnotes (iii)(iv)	(844)	(3,326)	(734)	(4,904)
Maturities/deaths/other claim events	(2,116)	(215)	(1,123)	(3,454)
Net flows	6,126	1,903	5,601	13,630
Shareholders' transfers post-tax	(134)	-	-	(134)
Investment-related items and other movementsnote (v)	2,499	897	(3,505)	(109)
Foreign exchange translation differencesnote (vi)	(899)	(550)	(239)	(1,688)
At 31 Dec 2021/1 Jan 2022	94,002	34,756	48,496	177,254
Comprising:
- Policyholder liabilities on the balance sheet	88,618	25,651	37,646	151,915
- Unallocated surplus of with-profits funds on the balance sheetnote (i)	5,384	-	-	5,384
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	-	9,105	10,850	19,955
Premiums:note (iii)
New business	2,244	1,838	2,697	6,779
In-force	5,809	2,404	5,623	13,836
	8,053	4,242	8,320	20,615
Surrendersnotes (iii)(iv)	(1,233)	(2,763)	(677)	(4,673)
Maturities/deaths/other claim events	(2,103)	(200)	(1,712)	(4,015)
Net flows	4,717	1,279	5,931	11,927
Shareholders' transfers post-tax	(158)	-	-	(158)
Investment-related items and other movementsnote (v)	(20,677)	(2,802)	(14,623)	(38,102)
Foreign exchange translation differencesnote (vi)	(197)	(1,836)	(2,181)	(4,214)
At 31 Dec 2022	77,687	31,397	37,623	146,707
Comprising:
- Policyholder liabilities on the balance sheet	74,192	22,842	25,229	122,263
- Unallocated surplus of with-profits funds on the balance sheetnote (i)	3,495	-	-	3,495
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	-	8,555	12,394	20,949

Average policyholder liability balancesnote (vii)
2022	81,405	33,076	43,060	157,541
2021	84,905	33,631	47,568	166,104

Notes
(i)    Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities, determined in accordance with the Group's accounting policies, that have yet to be appropriated between policyholders and shareholders for the Group's with-profits funds in Hong Kong and Malaysia. In Hong Kong, the unallocated surplus includes the shareholders' share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus.
(ii)   The Group's investments in joint ventures and associates are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of CPL, India and the Takaful business in Malaysia.
(iii)  The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above are after any deductions for fees/charges; claims (surrenders, maturities, deaths and other claim events) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder. The analysis also includes net flows of the Group's insurance joint ventures and associate.
(iv)  The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) is 4.1 per cent in 2022 (2021: 5.1 per cent).
(v)   Investment-related items and other movements in 2022 primarily represents the effects of higher interest rates on the discount rates applied in the measurement of the policyholder liabilities, together with bond losses due to rising interest rates and lower level of investment returns from equities following the falls in equity markets, primarily in Hong Kong and Singapore with profits-fund. Other business also includes the effect of the early adoption of the Risk-Based Capital Regime in Hong Kong as discussed in note C3.2 below.
(vi)  Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at 31 December. Differences upon retranslation are included in foreign exchange translation differences.
(vii) Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other relevant corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(b)    Duration of policyholder liabilities
The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2022 $m	31 Dec 2021 $m
Policyholder liabilities	122,263	151,915

Expected maturity:	31 Dec 2022%	31 Dec 2021%
0 to 5 years	22	20
5 to 10 years	18	18
10 to 15 years	14	15
15 to 20 years	11	12
20 to 25 years	10	10
Over 25 years	25	25

C3.2 Reconciliation of gross and reinsurers' share of policyholder liabilities and unallocated surplus

Further analysis of the movement in the year of the Group's gross contract liabilities, reinsurers' share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

	Gross insurance contract liabilities	Reinsurers' share of insurance contract liabilities	Investment contract liabilities	Unallocated surplus of with-profits funds
	$m	$m	$m	$m
At 1 Jan 2021	(436,787)	46,595	(4,459)	(5,217)
Removal of discontinued US operationsnote (i)	293,325	(35,232)	3,188	-
Income (expense) included in the income statementnotes (i)(iii)	(9,082)	(1,552)	189	(202)
Other movementsnote (ii)	-	-	(75)	-
Foreign exchange translation differences	1,789	(58)	(3)	35
Balance at 31 Dec 2021/1 Jan 2022	(150,755)	9,753	(1,160)	(5,384)
Income (expense) included in the income statementnotes (i),(iii)	27,252	(6,908)	88	1,868
Other movementsnote (ii)	-	-	(26)	-
Foreign exchange translation differences	2,290	(38)	48	21
At 31 Dec 2022	(121,213)	2,807	(1,050)	(3,495)

Notes
(i)    The total charge for benefits and claims shown in the income statement comprises the amounts shown as 'Income (expense) included in the income statement' in the table above together with claims paid of $(9,343) million in the year (2021: $(8,845) million) and claim amounts attributable to reinsurers of $740 million (2021: $581 million). Claims incurred, net of reinsurance, shown in the segment analysis of benefits and claims items below include claims paid and movement in claims outstanding payables, net of reinsurance, in the year.
(ii)   Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.
(iii)  The 2021 movement in the gross contract liabilities included $160 million for the impact of a change to allow for illiquidity premium in the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Thailand. The 2022 movement in the gross contract liabilities and reinsurers' share of insurance contract liabilities included the impact from the early adoption of the Hong Kong Risk-Based Capital Regime as discussed below.

The segmental analysis of the total charge for benefit and claims and movement in unallocated surplus, net of reinsurance in the income statement is shown below. The CPL segment is a joint venture accounted for using the equity method under IFRS, with the Group's share of its results net of related tax presented in a single line within the Group's profit before tax, and therefore not shown in the analysis of benefit and claims items below.

	2022 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment
Claims incurred, net of reinsurance	(2,033)	(1,228)	(1,070)	(2,718)	(1,768)	(8,817)
Decrease in policyholder liabilities, net of reinsurance	15,643	270	(135)	3,189	1,679	20,646
Movement in unallocated surplus of with-profits funds	1,815	-	53	-	-	1,868
Benefits and claims and movement in unallocated surplus, net of reinsurance	15,425	(958)	(1,152)	471	(89)	13,697

	2021 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment
Claims incurred, net of reinsurance	(1,687)	(1,184)	(1,015)	(3,037)	(1,590)	(8,513)
(Increase) decrease in policyholder liabilities, net of reinsurance	(6,088)	167	(260)	(2,856)	(1,159)	(10,196)
Movement in unallocated surplus of with-profits funds	(250)	-	48	-	-	(202)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(8,025)	(1,017)	(1,227)	(5,893)	(2,749)	(18,911)

Hong Kong Risk-Based Capital Regime
In April 2022, the Group's Hong Kong life business (PHKL) received approval from the Hong Kong Insurance Authority to early adopt the Hong Kong Risk-Based Capital (HK RBC) regime with effect from 1 January 2022. In light of this development and, given that the measurement technique set out within the local regulatory basis has been applied by PHKL to calculate IFRS liabilities, the Group has refined the reserving methodology of PHKL by reference to the method applied under the new HK RBC regime.

Under the basis previously applied, liabilities of non-participating business were generally determined on a net premium valuation basis to determine the future policyholder benefit provisions, subject to minimum floors. Using the principles underpinning the HK RBC regime, the IFRS reserving basis has been refined to one that is based on a gross premium valuation basis (including an allowance for the uncertainty of non-hedgeable risks), subject to minimum floors. Depending on the product, the minimum floor is set at the policyholder's asset share or guaranteed cash surrender value or at a constraint that on day one no negative reserve exists at a product level. This new measurement technique better estimates the liability and brings the estimation basis for PHKL more in line with that used by the Group's other insurance operations. This change of estimate has reduced policyholder liabilities (net of reinsurance) and increased profit before tax for 2022 by $945 million.

There has been no change to the reserving basis for with-profits liabilities, which under the Group's accounting policy are valued under the realistic basis in accordance with the requirements of the 'grandfathered' UK standard FRS 27 'Life Assurance'.

C4  Intangible assets

C4.1 Goodwill

Goodwill shown on the consolidated statement of financial position at 31 December 2022 represents amounts allocated to business units in respect of both acquired asset management and life businesses. There has been no impairment as at 31 December 2022 and 2021.

	2022 $m	2021 $m
Carrying value at 1 Jan	907	961
Exchange differences	(17)	(54)
Carrying value at 31 Dec	890	907

C4.2 Deferred acquisition costs and other intangible assets

	31 Dec 2022 $m	31 Dec 2021 $m
Shareholder-backed business:
DAC related to insurance contracts as classified under IFRS 4	3,215	2,776
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	39	39
DAC related to insurance and investment contracts	3,254	2,815
Distribution rights	3,630	3,782
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	17	28
Other intangibles	209	184
Present value of acquired in-force and other intangibles	3,856	3,994
Total of DAC and other intangible assets attributable to shareholders	7,110	6,809
Other intangible assets, including computer software, attributable to with-profits funds	45	49
Total of deferred acquisition costs and other intangible assets	7,155	6,858

Movement in DAC and other intangible assets attributable to shareholders

		2022 $m			2021 $m
	DAC	Distribution rights	PVIF and other intangibles	Total	Total
		note (i)	notes (ii)(iii)
Balance at 1 Jan	2,815	3,782	212	6,809	20,275
Removal of discontinued US operations	-	-	-	-	(13,881)
Additions	1,002	206	76	1,284	1,185
Amortisation to the income statement	(475)	(301)	(50)	(826)	(651)
Disposals and transfers	-	-	(5)	(5)	(7)
Exchange differences and other movements	(88)	(57)	(7)	(152)	(112)
Balance at 31 Dec	3,254	3,630	226	7,110	6,809

Notes
(i)    Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(ii)   All of the net PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised.
(iii)  Other intangibles comprise other intangible assets such as software rights. Software rights include additions of $58 million, amortisation of $(24) million, disposals of $(3) million, foreign exchange of $(7) million and closing balance at 31 December 2022 of $138 million (31 December 2021: $114 million).

C5  Borrowings

C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2022 $m	31 Dec 2021 $m
Subordinated debt:
US$1,000m 5.25% Notesnote (i)	-	1,000
US$725m 4.375% Notesnote (ii)	-	725
US$750m 4.875% Notes	750	748
€20m Medium Term Notes 2023	21	23
£435m 6.125% Notes 2031	520	584
US$1,000m 2.95% Notes 2033	995	995
Senior debt:note (iii)
£300m 6.875% Notes 2023note (iv)	361	404
£250m 5.875% Notes 2029	281	313
US$1,000m 3.125% Notes 2030	987	985
US$350m 3.625% Notes 2032note (v)	346	-
Bank loans:
US$350m Loan 2024note (v)	-	350
Total core structural borrowings of shareholder-financed businesses	4,261	6,127

Notes
(i)    The US$1,000 million notes were redeemed on 20 January 2022 using the proceeds from the issuance of ordinary shares during 2021 as discussed in note C8.
(ii)   The US$725 million notes were redeemed on 20 January 2022 using the proceeds from the US$1,000 million subordinated debt issued in November 2021.
(iii)  The senior debt ranks above subordinated debt in the event of liquidation.
(iv)  The £300 million notes were redeemed on 20 January 2023.
(v)   In March 2022, the Company issued US$350 million 3.625 per cent senior debt maturing on 24 March 2032 with proceeds, net of costs, of US$346 million, which was used to redeem the US$350 million bank loan in May 2022.

C5.2 Operational borrowings

	31 Dec 2022 $m	31 Dec 2021 $m
Shareholder-financed business:
Borrowings in respect of short-term fixed income securities programmes - commercial paper	501	500
Lease liabilities under IFRS 16	185	209
Other borrowings	11	10
Operational borrowings attributable to shareholder-financed businesses	697	719

With-profits business:
Lease liabilities under IFRS 16	114	138
Other borrowings	4	4
Operational borrowings attributable to with-profits businesses	118	142
Total operational borrowings	815	861

C6  Risk and sensitivity analysis

Group overview
The Group's risk framework and the management of risks attaching to the Group's consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report.

The financial and insurance assets and liabilities on the Group's statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks and also ESG-related risks, including how they affect Group's operations and how these are managed are discussed in the Risk review report referred to above. The ESG-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group's investments and liabilities.

The most significant market and credit risks that the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity. In addition, insurance businesses are sensitive to mortality and/or morbidity risk as well as persistency risk depending on the products sold.

Type of business	Market and credit risk
With-profits business	Net neutral direct exposure (indirect exposure to investment performance, which is subject to smoothing through declared bonuses)
Unit-linked business	Net neutral direct exposure (indirect exposure to investment performance, through asset management fees)
Non-participating business
Asset/liability mismatch risk which results in sensitivity to interest rates and credit spreads, particularly for operations where the insurance liability basis is sensitive to current market movements

Profit and shareholders' equity are also sensitive to the impact of current market movements on assets held in excess of non-participating policyholder liabilities

Indirect exposure to investment performance through policyholder charges and guarantees in some cases

Sensitivity analyses of IFRS shareholders' equity to key market and other risks for the insurance operations are provided in section C6.1 below. The sensitivity analyses provided show the effect on shareholders' equity to changes in the relevant risk variables, all of which are considered to be reasonably possible at the relevant balance sheet date.

The sensitivity of the Group's Eastspring and central operations to market risks is discussed in section C6.2.

The Group benefits from diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. These benefits are not reflected in the simplified sensitivities below.

Relevant correlation factors include:

-   Correlation across geographic regions for both financial and non-financial risk factors; and
-   Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group's business means that it has some exposure to the risk of foreign exchange rate fluctuations. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). Sensitivities to exchange rate movements in the Group's key markets are therefore expected to be limited.

C6.1 Insurance operations

(a)   Sensitivity to key market risks
The table below shows the sensitivity of shareholders' equity as at 31 December 2022 and 2021 for insurance operations to the following market risks:

-   1 per cent increase and 0.5 per cent decrease in interest rates (based on local government bond yields at the valuation date) in isolation and subject to a floor of zero; and
-   Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Where liabilities are valued using historic average rates for a short period (ie up to three years), the valuation interest rates are adjusted to assume a parallel increase or decrease in the interest rates used in the averaging approach to reflect the impact that could be seen in the near term. Credit risk sensitivities, such as the impact on the value of debt securities and policyholder liabilities from movements in credit spreads are not presented below. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders' equity.

Net effect on shareholders' equity from insurance operations	31 Dec 2022 $m	31 Dec 2021 $m
Shareholders' equity of insurance operations	14,407	14,289
Sensitivity to key market risks:note
Interest rates and consequential effects - 1% increase	(386)	(796)
Interest rates and consequential effects - 0.5% decrease	(122)	137
Equity/property market values - 10% rise	190	372
Equity/property market values - 20% fall	(729)	(787)

Note
The effect from the changes in interest rates or equity and property prices above, if they arose, would impact profit after tax for the insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. Changes to the results of the Africa insurance operations from interest rate or equity rate changes would not materially impact the Group.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the insurance operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. This varies by business unit.

For example:

-   Taiwan and India businesses apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements; and
-   The level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements.

The sensitivity of the insurance operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The 'increase of 1%' sensitivities reflect that, for many operations the impact of interest rate movements on the value of government and corporate bond investments dominates, namely bonds are expected to decrease in value as interest rates increase to a greater extent than the offsetting decrease in liabilities from a corresponding change in discount rates. This arises because the discount rate in some operations does not fluctuate in line with interest rate movements. Under a 0.5% decrease interest rate scenario although in the majority of operations asset gains exceed the increase in liabilities, there are a number of operations where the increase in liabilities dominates, driven by an increase in the value of policyholder guarantees, hence this results in an overall small negative impact of an instantaneous decrease of rates at 31 December 2022.

Movements in equities backing with-profits and unit-linked business have been excluded from the equity and property sensitivities as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group's joint venture and associate businesses. Generally, changes in equity and property investment values held outside unit-linked and with-profits funds are not directly offset by movements in non-linked policyholder liabilities. For Hong Kong's non-participating business, liabilities largely reflect asset shares post the adoption of HK RBC and therefore the consequential movements in equities are offset by movements in policyholder liabilities.

(b)   Sensitivity to insurance risk
For insurance operations, adverse persistency experience can impact the IFRS profitability of certain types of business written. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary.

These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The reserving basis is generally such that a change in lapse assumptions has an immaterial effect on immediate profitability.

Many of the business units are exposed to mortality and morbidity risk and a provision is made within policyholder liabilities to cover the potential exposure. If all these assumptions were strengthened by 5 per cent then it is estimated that profit after tax and shareholders' equity would decrease by approximately $(101) million (2021: $(108) million), before consideration of other reserving adjustments eg a corresponding release of margin for prudence. Weakening these assumptions by 5 per cent would have a similar opposite impact.

C6. 2  Eastspring and central operations

The profit for the year of Eastspring is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability.

Eastspring holds a small amount of investments direct on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1). Eastspring's profit will therefore have some exposure to the market movements of these investments.

At 31 December 2022, the Group's central operations held a 9.2 per cent (31 December 2021: 18.4 per cent) economic interest in the equity securities of Jackson. These equity securities are listed on the New York Stock Exchange and classified as available-for-sale with a fair value of $266 million at 31 December 2022 (31 December 2021: $683 million). If the value of these securities decreased by 20 per cent, the change in valuation would be $(53) million (31 December 2021: $(137) million), which would reduce shareholders' equity by this amount before tax, all of which would pass through other comprehensive income outside of the profit or loss.

C7  Tax assets and liabilities

C7.1 Current tax

At 31 December 2022, of the $18 million (31 December 2021: $20 million) current tax recoverable, the majority is expected to be recovered within 12 months after the reporting period.

At 31 December 2022, the current tax liability from operations of $208 million (31 December 2021: $185 million) includes $79 million (31 December 2021: $42 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2 Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2022 $m
	Balance at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Balance at 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	3	317	(178)	142
Balances relating to investment and insurance contracts	34	1	(33)	2
Short-term temporary differences	162	(15)	(12)	135
Unused tax losses	67	(32)	(4)	31
Total deferred tax assets	266	271	(227)	310

Deferred tax liabilities
Unrealised losses or gains on investments	(242)	44	185	(13)
Balances relating to investment and insurance contracts	(2,125)	(228)	47	(2,306)
Short-term temporary differences	(495)	(81)	23	(553)
Total deferred tax liabilities	(2,862)	(265)	255	(2,872)

			2021 $m
	Balance at 1 Jan	Removal of discontinued US operations	Movement in income statement	Other movements including foreign exchange movements	Balance at 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	-	-	3	-	3
Balances relating to investment and insurance contracts	87	-	(16)	(37)	34
Short-term temporary differences	4,662	(4,513)	15	(2)	162
Unused tax losses	109	(29)	(14)	1	67
Total deferred tax assets	4,858	(4,542)	(12)	(38)	266

Deferred tax liabilities
Unrealised losses or gains on investments	(1,063)	691	127	3	(242)
Balances relating to investment and insurance contracts	(1,765)	-	(433)	73	(2,125)
Short-term temporary differences	(3,247)	2,832	(87)	7	(495)
Total deferred tax liabilities	(6,075)	3,523	(393)	83	(2,862)

C8    Share capital, share premium and own shares

	2022			2021
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m
Balance at 1 Jan	2,746,412,265	182	5,010	2,609,489,702	173	2,637
Shares issued under share-based schemes	3,257,115	-	2	6,142,213	-	8
Shares issued under Hong Kong public offer and international placing in 2021note	-	-	(6)	130,780,350	9	2,365
Balance at 31 Dec	2,749,669,380	182	5,006	2,746,412,265	182	5,010

Note
In October 2021, Prudential completed the issuance of new ordinary shares on the Hong Kong Stock Exchange, resulting in net proceeds and an increase in shareholders' equity of $2.4 billion. The proceeds from this issuance were used to redeem high coupon debt instruments of US$1.3 billion in total in December 2021 and US$1.0 billion in January 2022, with the remainder used to increase Prudential's central stock of liquidity, as originally intended and disclosed in Prudential's prospectus for the issuance.

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year
31 Dec 2022	1,858,292	737p	1,455p	2028
31 Dec 2021	2,022,535	964p	1,455p	2027

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes. The cost of own shares of $270 million at 31 December 2022 (31 December 2021: $267 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2022, 12.6 million (31 December 2021: 11.7 million) Prudential plc shares with a market value of $174 million (31 December 2021: $201 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the year was 13.0 million which was in September 2022.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The trusts purchased the following number of shares in respect of employee incentive plans:

		2022				2021
	Number	Share price			Number	Share price
	of shares	Low	High	Cost	of shares	Low	High	Cost
		£	£	$		£	£	$
January	63,019	12.93	13.14	1,120,889	74,817	14.12	14.48	1,443,158
February	65,223	12.43	12.49	1,098,500	69,865	12.42	12.96	1,251,067
March	73,193	10.37	10.96	1,055,044	55,545	14.91	15.49	1,189,784
April	4,024,410	10.64	11.29	58,880,934	2,438,884	15.45	15.55	52,512,098
May	460,897	8.95	9.05	5,288,807	52,989	15.82	15.96	1,183,836
June	196,180	10.13	11.70	2,402,464	121,472	14.62	14.89	2,508,974
July	87,338	10.06	10.15	1,052,807	60,473	13.62	13.78	1,145,078
August	86,540	9.81	9.95	1,029,843	57,004	14.20	14.37	1,128,450
September	90,843	9.24	9.73	1,000,619	312,226	14.89	15.24	7,961,098
October	175,837	9.06	9.30	1,675,634	436,771	14.48	14.99	8,410,274
November	79,326	8.99	9.04	837,944	53,867	14.77	14.83	1,072,374
December	95,680	10.63	10.74	1,240,296	76,926	13.20	13.24	1,355,942
Total	5,498,486			76,683,781	3,810,839			81,162,133

The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

A portion of the share purchases in respect of employee incentive plans as shown in the table above were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during 2022.

D    Other information

D1  Corporate transactions

D1.1 Gain (loss) attaching to corporate transactions

	2022 $m	2021 $m
Gain (loss) attaching to corporate transactions as shown separately on the Consolidated income statementnote	55	(35)
Loss arising on reinsurance transaction undertaken by the Hong Kong business	(44)	(59)
Total gain (loss) attaching to corporate transactionsnote B1.1	11	(94)

Note
The gain (loss) attaching to corporate transactions largely comprises a gain of $62 million (2021: $23 million) from the sale of shares relating to the Group's retained interest in Jackson post the demerger. Other corporate transactions in 2021 largely represent costs associated with the demerger of Jackson.

D1.2 Discontinued US operations

On 13 September 2021, the Group completed the separation of its US operations (Jackson) through a demerger. In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', the US operations were classified as discontinued. The 2021 income statement included the results of Jackson up to 13 September 2021, the date of demerger.

The retained interest in Jackson is reported within the Consolidated statement of financial position as a financial investment at fair value and is included in 'Unallocated to a segment (central operations)' for segmental analysis. This investment has been classified as available-for-sale under IAS 39. During 2022, transactions reduced the Group's holding to 9.2 per cent (both voting and economic interest) at 31 December 2022 (31 December 2021: 18.4 per cent economic interest with 18.5 per cent voting interest). The fair value of the Group's holding at 31 December 2022 was $266 million (31 December 2021: $683 million).

The results for the discontinued US operations presented in the consolidated financial statements up to the demerger in September 2021 are analysed below.

(a)   Income statement

2021 $m
Total revenue, net of reinsurance	45,972
Total charge, net of reinsurance	(43,655)
Profit before tax	2,317
Tax charge	(363)
Profit after tax	1,954
Remeasurement to fair valuenote (i)	(8,259)
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled from other comprehensive incomenote (ii)	1,278
Loss for the year	(5,027)
Attributable to:
Equity holders of the Company	(4,234)
Non-controlling interests	(793)
Loss for the year	(5,027)

Notes
(i)    The loss on remeasurement to fair value on demerger was recognised in accordance with IFRIC 17 'Distributions of non-cash assets to owners' with the fair value determined with reference to the opening quoted price of Jackson shares on the New York Stock Exchange as at the date of demerger on 13 September 2021.
(ii)   In accordance with IFRS, as a result of the demerger of Jackson, accumulated balances previously recognised through other comprehensive income relating to financial instruments held by Jackson classified as available-for-sale and historical net investment hedges were recycled from other comprehensive income to the results of discontinued operations in the Consolidated income statement. Total shareholders' equity is unchanged as a result of this recycling.

(b)   Total comprehensive income

2021 $m
Loss for the year	(5,027)
Other comprehensive loss:
Valuation movements on available-for-sale debt securities, net of related tax and change in DAC	(763)
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled through profit or loss at the point of demerger	(1,278)
Other comprehensive loss for the year	(2,041)
Total comprehensive loss for the year	(7,068)
Attributable to:
Equity holders of the Company	(6,283)
Non-controlling interests	(785)
Total comprehensive loss for the year	(7,068)

(c)   Cash flows

2021 $m
Net cash flows from operating activities	(423)
Net cash flows from financing activitiesnote	2,329
Cash divested upon demerger	(3,527)
Net decrease in cash and cash equivalents	(1,621)
Cash and cash equivalents at 1 Jan	1,621
Cash and cash equivalents at 31 Dec	-

Note
Financing activities in 2021 largely reflected the issuance of debt of $2,350 million. No dividends were paid by Jackson during 2021 prior to demerger.

D2  Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

D3  Post balance sheet events

Dividends
The 2022 second interim dividend approved by the Board of Directors after 31 December 2022 is as described in note B5.

Debt redemption
On 20 January 2023 the Company redeemed senior debt instruments of £300 million, as described in note C5.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 March 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ James Turner

James Turner
Group Chief Financial Officer